Exhibit 99.1

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

U.S. DOLLARS IN THOUSANDS

UNAUDITED

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,	June 30,
	Note	2019	2020
			Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$23,939	$35,167
Trade receivables (net of allowance for credit losses of $ 4,236 and $ 5,539 at December 31, 2019 and June 30, 2020 (unaudited), respectively)		118,531	97,547
Other accounts receivable and prepaid expenses		11,033	12,935
Inventories	3	62,132	53,593

Total current assets		215,635	199,242

NON-CURRENT ASSETS:
Long-term bank deposits		17	16
Deferred tax assets		8,106	8,215
Severance pay and pension fund		5,661	5,748
Property and equipment, net		34,865	33,171
Intangible assets, net		7,898	8,113
Other non-current assets		17,707	17,592

Total non-current assets		74,254	72,855

Total assets		$289,889	$272,097

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,	June 30,
	Note	2019	2020
			Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		$59,635	$54,357
Deferred revenues		1,734	2,537
Short term loans		14,600	19,679
Other accounts payable and accrued expenses		28,399	24,463

Total current liabilities		104,368	101,036

LONG-TERM LIABILITIES:
Accrued severance pay and pension		10,709	10,509
Deferred revenues		6,265	6,265
Other long-term payables		8,126	6,958

Total long-term liabilities		25,100	23,732

COMMITMENTS AND CONTINGENT LIABILITIES	7

SHAREHOLDERS' EQUITY:	10

Share capital:

Ordinary shares of NIS 0.01 par value – Authorized: 120,000,000 shares at December 31, 2019 and June 30, 2020 (unaudited); Issued: 84,144,328 and 84,621,089 shares at December 31, 2019 and June 30, 2020 (unaudited), respectively; Outstanding: 80,662,805 and 81,139,566 shares at December 31, 2019 and June 30, 2020 (unaudited), respectively		215	215
Additional paid-in capital		418,062	419,483
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2019 and June 30, 2020 (unaudited).		(20,091)	(20,091)
Accumulated other comprehensive loss		(8,666)	(10,122)
Accumulated deficit		(229,099)	(242,156)

Total shareholders' equity		160,421	147,329

Total liabilities and shareholders' equity		$289,889	$272,097

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2019	2020
	Unaudited

Revenues	$142,164	$118,298
Cost of revenues	91,171	87,786

Gross profit	50,993	30,512

Operating expenses:
Research and development, net	12,418	14,060
Selling and marketing	19,583	16,473
General and administrative	11,636	9,441

Total operating expenses	43,637	39,974

Operating income (loss)	7,356	(9,462)

Financial expenses and others, net	2,939	1,772

Income (loss) before taxes	4,417	(11,234)

Taxes on income	2,532	780
Equity loss in affiliates	314	343

Net income (loss)	$1,571	$(12,357)

Basic net income (loss) per share	$0.02	$(0.15)

Diluted net income (loss) per share	$0.02	$(0.15)

Weighted average number of shares used in computing basic net income (loss) per share	80,153,038	80,889,022

Weighted average number of shares used in computing diluted net income (loss) per share	82,192,544	80,889,022

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Six months ended June 30,
	2019	2020
	Unaudited

Net income (loss)	$1,571	$(12,357)
Other comprehensive income (loss):

Change in foreign currency translation adjustment	63	(1,111)

Cash flow hedges:
Change in net unrealized gains (losses)	1,214	(396)
Amounts reclassified into net income (loss)	(85)	51
Net change	1,129	(345)

Other comprehensive income (loss), net	1,192	(1,456)

Total of comprehensive income (loss)	$2,763	$(13,813)

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

Six months ended June 30, 2019:

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
Balance as of January 1, 2019	80,089,658	$214	$415,408	$(20,091)	$(9,208)	$(226,755)	$159,568

Exercise of options and vesting of RSUs	140,475	1	255	-	-	-	256
Share-based compensation expense	-	-	1,172	-	-	-	1,172
Other comprehensive income, net	-	-	-	-	1,192	-	1,192
Net income	-	-	-	-	-	1,571	1,571

Balance as of June 30, 2019	80,230,133	$215	$416,835	$(20,091)	$(8,016)	$(225,184)	$163,759

Six months ended June 30, 2020:

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
Balance as of January 1, 2020	80,662,805	$215	$418,062	$(20,091)	$(8,666)	$(229,099)	$160,421

Cumulative effect of adoption of ASU Topic 326	-	-	-	-	-	(700)	(700)
Exercise of options and vesting of RSUs	476,761	*)-	554	-	-	-	554
Share-based compensation expense	-	-	867	-	-	-	867
Other comprehensive loss, net	-	-	-	-	(1,456)	-	(1,456)
Net loss	-	-	-	-	-	(12,357)	(12,357)

Balance as of June 30, 2020	81,139,566	$215	$419,483	$(20,091)	$(10,122)	$(242,156)	$147,329

*)  Represent an amount lower than $1.

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2019	2020
	Unaudited
Cash flow from operating activities:

Net income (loss)	$1,571	$(12,357)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation and amortization	4,438	5,384
Stock-based compensation expense	1,172	867
Decrease (increase) in trade and other receivables, net	(10,188)	16,962
Decrease (increase) in inventory, net of write off	(20,813)	7,526
Decrease (increase) in deferred tax asset, net	1,236	(109)
Increase (decrease) in trade payables and accrued liabilities	9,463	(8,995)
Increase in deferred revenues	6,150	803
Other adjustments	(136)	(288)

Net cash provided by (used in) operating activities	(7,107)	9,793

Cash flow from investing activities:

Purchase of property and equipment, net	(6,707)	(3,638)
Purchase of intangible assets	(2,792)	(279)
Proceeds from bank deposits	920	-

Net cash used in investing activities	(8,579)	(3,917)

Cash flow from financing activities:

Proceeds from exercise of stock options	256	554
Proceeds from bank credits and loans, net	8,900	5,079

Net cash provided by financing activities	9,156	5,633

Translation adjustments on cash and cash equivalents	(10)	(281)
Increase (decrease) in cash and cash equivalents	(6,540)	11,228
Cash and cash equivalents at the beginning of the period	35,581	23,939

Cash and cash equivalents at the end of the period	$29,041	$35,167

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

Ceragon Networks Ltd. ("the Company") is a wireless backhaul specialist. It provides wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as internet browsing, social networking applications, image sharing, music and video applications. Its wireless backhaul solutions use microwave radio technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider's network. The Company also provides wireless fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication for wireless 5G and 4G base stations.

The Company's solutions support all wireless access technologies, including 4G (LTE-Advance, LTE) and 5G services. The Company's systems also serve evolving network architectures including all-IP long haul networks.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

NOTE 2:SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.Interim consolidated financial statements

The accompanying interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management`s opinion, the interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s interim consolidated financial position as of June 30, 2020, as well as its results of operations and cash flows for the six months ended June 30, 2019 and 2020. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

b.Use of estimates

The preparation of the interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

c.The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third party responses to it, and the related macroeconomic effects, including to the Company’s business and the business of the Company’s suppliers and customers are uncertain, rapidly changing and difficult to predict. As a result, the Company’s accounting estimates and assumptions may change over time in response to this evolving situation.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Such changes could result in future impairments of intangibles, fair values of stock-based awards, inventory write-off, warranty provision, income taxes, contingent liabilities, and incremental credit losses on receivables, or an increase in the Company’s insurance liabilities as of the time of a relevant measurement event.

d.Significant accounting policies

The accompanying interim consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 31, 2020.

Other than the change described below (see note 2e), there have been no changes to the significant accounting policies described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 that have had a material impact on the interim consolidated financial statements and related notes.

e.Recently adopted accounting standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard became effective for the Company beginning January 1, 2020. The adoption of the standard had an impact on the Company’s interim consolidated financial statements and related disclosures. Please refer to note 6.

NOTE 3:INVENTORIES

	December 31,	June 30,
	2019	2020

Raw materials	$18,211	$21,422
Work in progress	349	468
Finished products	43,572	31,703

	$62,132	$53,593

During the six-month ended June 30, 2019 and 2020 the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $1,112 and $1,360, respectively that have been included in cost of revenues.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:FAIR VALUE MEASUREMENT

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities, approximate their fair value due to the short-term maturities of such instruments.

The following table sets forth the Company’s assets that were measured at fair value as of June 30, 2020 and December 31, 2019, by level within the fair value hierarchy:

		Fair value measurements using input type
	Fair value hierarchy	December 31, 2019	June 30, 2020

Derivatives instruments	Level 2	$260	$210

Total assets		$260	$210

NOTE 5:DERIVATIVE INSTRUMENTS

The Company enters into foreign currency forward and option contracts with financial institutions to protect against the exposure to changes in exchange rates of several foreign currencies that are associated with forecasted cash flows and existing assets and liabilities. The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The fair value of derivative contracts in the interim consolidated balance sheets at June 30, 2020 and December 31, 2019 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	June 30, 2020
Derivatives designated as hedging instruments
Currency forward contracts	$297	$325
Derivatives not designated as hedging instruments
Currency forward and option contracts	$251	$13

Total derivatives	$548	$338

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:DERIVATIVE INSTRUMENTS (Cont.)

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2019
Derivatives designated as hedging instruments
Currency forward contracts	$318	$-
Derivatives not designated as hedging instruments
Currency forward and option contracts	$55	$112

Total derivatives	$373	$112

The notional amounts of outstanding derivative contracts in U.S. dollars at June 30, 2020 and December 31, 2019 were as follows:

	December 31, 2019	June 30, 2020
Derivatives designated as hedging instruments
Currency forward contracts	$29,621	$22,510
Derivatives not designated as hedging instruments
Currency forward and option contracts	$28,532	$14,771

Total derivatives	$58,153	$37,281

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial expenses and others, net".

The effect of derivative contracts on the interim consolidated statements of operations for the six months ended June 30, 2020 and 2019 was as follows:

	Six months ended June 30,
	2019	2020

Operating income (expenses)	$85	$(51)
Financial income (expenses)	$(559)	$658

NOTE 6:CREDIT LOSSES

Effective January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, based on a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. This ASU replaces the incurred loss impairment model with an expected credit loss impairment model for financial instruments, including trade receivables. The Company recorded a cumulative-effect adjustment to its retained earnings as of January 1, 2020 in the amount of $700.

The amendment requires entities to consider forward-looking information to estimate expected credit losses, resulting in earlier recognition of losses for receivables that are current or not yet due, which were not considered under the previous accounting guidance.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:CREDIT LOSSES (Cont.)

The Company is exposed to credit losses primarily through sales to customers. The Company’s expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables.

The estimate of amount of accounts receivable that may not be collected is based on the geographic location of the accounts receivable balances, aging of the accounts receivable balances, the financial condition of customers and the Company’s historical experience with customers in similar geographies.

Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default.

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of trade receivables to present the net amount expected to be collected:

Six months ended June 30, 2020

Balance, at beginning of period	$4,236
Cumulative effect of adoption of ASU Topic 326	700
Provision for expected credit losses	751
Amounts written off charged against the allowance and others	(148)

Balance, at end of period	$5,539

NOTE 7:COMMITMENTS AND CONTINGENT LIABILITIES

a.During the six months ended June 30, 2019 and 2020, the Company received several grants from the Israeli Innovation Authority (“IIA”). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded the IIA grants as a reduction of research and development expenses in the six months ended June 30, 2019 and 2020 in the amount of $541 and $375, respectively.

b.Paycheck Protection Program Loan:

In May 2020, the Company received $979 in proceeds from an approved loan under the Paycheck Protection Program. Interest will accrue on outstanding principal balance at a rate of 1%, computed on a simple interest basis. The loan principal and accrued interest will be eligible for forgiveness provided that (i) the Company uses the loan proceeds exclusively for allowed costs including payroll, employee group health benefits, rent and utilities and (ii) employee and compensation levels are maintained. If the loan is not forgiven, the Company will be required to make monthly repayments of approximately $60 per month commencing November 2020 and the loan will mature on May 2022, at which time any unpaid principal and accrued interest will be due and payable. The loan is under “short term loan” in the interim consolidated balance sheet as of June 30, 2020.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.Charges and guarantees:

As of December 31, 2019, and June 30, 2020, the Company provided bank guarantees in an aggregate amount of $74,116 (including the bank guarantee disclosed in Note 7d) and $45,163, respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

d.In September 2018, the Company signed commercial agreements with Orocom, a new operator in Peru, to provide broadband connectivity in rural regions. The Peruvian Government (“Fitel”) chose Orocom for the deployment of transport and broadband access networks in three of six regions in Peru. Orocom is owned by a consortium of companies, comprising telecommunications license holders as well as companies with expertise in fiber-based technologies.

After signing the commercial agreements mentioned above and an operating agreement with Orocom and its shareholders, the Company provided, in the second quarter of 2018, bank guarantees amounting to $29.1 million, on behalf of Orocom to Fitel, to secure the return of a down payment to be received by Orocom, or part of it, in case Orocom fails to meet the down payment related obligations. These bank guarantees came into effect in July 2018, when a down payment of $29.1 million was received by Orocom. Orocom’s down payment related obligations include primarily meeting specifications and timelines as defined in the agreement between Orocom and Fitel, unless justified or otherwise agreed between these parties; using the funds provided by Fitel properly for the purpose of the project; and maintaining certain composition of shareholders in Orocom for at least three years. During the first quarter of 2020, the bank guarantees were returned to the Company.

e.Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its then serving directors as defendants. The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The plaintiff seeks specified compensatory damages in a sum of up to $75,000 as well as attorneys’ fees and costs.

The Company filed its defense on June 21, 2015, which was followed with documents discovery proceeding.

The plaintiff filed his reply to the Company’s defense by April 2, 2017, in which he included alleged claims that were not included in his original motion. A preliminary hearing was held on May 22, 2017, in the framework of which the Court set dates for response to the Company’s above-mentioned requests as well as dates for evidence hearings.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In May 2017, the Company filed two requests: the first, requesting to dismiss the plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to continue discussions with regards to the legal question of the governing law. On July 17, 2017, the Court issued its decision in the first request, denying the requested dismissal of plaintiff’s response to the Company’s defense, but allowing the Company to respond to it; on July 29, 2017, the Court issued its decision in the second request, and denied it. The Company filed its response on September 18, 2017.

On October 2, 2017, the plaintiff filed a request to summon two of the Company’s officers (the Company’s Chairman, Mr. Zisapel and the Company’s Chief Executive Officer, Mr. Palti) to the upcoming evidence hearing. Following certain procedural proceedings, the Court held evidence hearings on November 2, 2017 and on January 8, 2018, while, following the aforementioned proceedings, the second was attended by the Company’s Chief Executive Officer.

Summaries were filed by the plaintiff on March 21, 2018 and the Company filed its summaries on June 12, 2018. The plaintiff filed their reply summaries on September 5, 2018.

On October 4, 2018, an interim decision regarding dual listed companies was rendered by the Supreme Court of Israel, which corresponds with the Company’s arguments in this case regarding the governing law and legal regime applicable to the Company. This Supreme Court decision upholds two recent rulings of District Court of Tel-Aviv (Economic Department), which determined that all securities litigation regarding dual listed companies should be decided only in accordance with U.S. law (herein after, the “Supreme Court Decision”).

In light of this, on October 15, 2018, the plaintiff asked the Court to add a plea to his summaries, addressing the Supreme Court Decision. The Court has approved plaintiff’s request and gave to the defendants the right to reply. The Company’s response was submitted on December 4, 2018. Plaintiff’s reply to the Company’s response was submitted on December 26, 2018.

On April 14, 2019, the Court rendered a decision resolving that according to the Supreme Court Decision, examination of the legal questions standing in the basis of the motion, should be based upon U.S. law. Therefore, the Court allowed the plaintiff to amend his motion within 45 days, so that it would include an expert’s opinion regarding U.S. law, and an argument regarding U.S. law implementation in the specific circumstances. The Court also decided that amendment of the motion is subject to plaintiff’s payment of 40,000 NIS to the Company.

On September 23, 2019, the plaintiff filed an amended Motion (“the Amended Motion”), which includes an expert’s opinion regarding U.S. Federal law. Moreover. The Amended Motion includes lengthy arguments that were added on top of the original Motion, specifically, in reference to discovery proceedings and evidence hearings that were held as part of the original motion. Therefore, on September 25, 2019, the Court rendered a decision pointing out that the Amended Motion seems to include the plaintiff’s summaries in the Amended Motion, and so ordered the plaintiff to clarify whether he is willing to relinquish submitting any additional summaries regarding the evidence that were heard in the original motion. On October 2, 2019, the plaintiff responded, alleging that since the Amended Motion does not include any new facts, there is no need to submit additional summaries regarding the evidence heard to this point.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On December 30, 2019 the Company submitted a motion to dismiss the Amended Motion. The Company alleged that the Amended Motion includes new causes of action, and specifically that the addition of legal causes of action according to U.S. Federal law, cannot be filed due to the specific statute of limitations governing the case. On January 20, 2020, the plaintiff filed its response, which was responded to by the Company on February 20, 2020.

The Court also accepted the Company’s request to submit its response to the Amended Motion after a decision in the Company’s motion to dismiss was rendered.

On February 24, 2020, the Court issued a decision, according to which, the Amended Motion will be decided upon the current court documents, unless either of the parties file a request to hold a hearing in the matter. As neither of the parties requested to hold such a hearing, the parties await the Court’s decision in the matter.

The Company believes that the Court should deny the Amended Motion. However, there is no assurance that the Company's position will be accepted by the Court. In such case the Company may have to divert attention of its executives to deal with this class action as well as incur expenses that may be beyond its insurance coverage for such cases, which cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations. The Company believes it has strong defense arguments and in light of the Supreme Court Decision and recent legal rulings by the District Court of Tel-Aviv (Economic Department) regarding dual listed companies, and after the evidence hearings were conducted and summaries were submitted, the Company believes it is more likely than not, that the Court will reject the Amended Motion for class action. Therefore, the Company did not record a provision as of June 30, 2020.

NOTE 8:LEASES

The Company`s leases include offices and warehouses for its facilities worldwide, as well as car leases, which are all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the right of use (“ROU”) and liability calculation if it was reasonably certain that the Company will exercise the option.

The lease related accounts as of June 30, 2020 were as follows:

June 30, 2020
Other non-current assets	$7,818
Other accounts payable and accrued expenses	$(3,753)
Other long-term payables	$(3,958)

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:LEASES (Cont.)

The components of lease expense and supplemental cash flow information related to leases for the six months ended June 30, 2020 were as follows:

Six months ended June 30, 2020

Components of lease expense
Operating lease cost	$2,689
Short-term lease	$10
Total lease expenses	$2,699

Six months ended June 30, 2020

Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$2,683

Supplemental non-cash information related to lease liabilities arising from obtaining ROU assets	$267

For the six months ended June 30, 2020, the weighted average remaining lease term is three years, and the weighted average discount rate is 5.45 percent. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of lease liabilities as of June 30, 2020 were as follows:

The remainder of 2020	2,709
2021	2,101
2022	1,637
2023	1,085
2024	285
2025 and thereafter	811
Total operating lease payments	8,628
Less: imputed interest	917
Present value of lease liability	$7,711

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. Yehuda Zisapel is a principal shareholder of the Company and Zohar Zisapel is the Chairman of the Board of Directors of the Company. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement between them. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

The leases of this facility will expire at the end of December 2020.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed based on the weighted average number of shares of ordinary stock outstanding during each period. Diluted net income (loss) per share is computed based on the weighted average number of shares of ordinary stock outstanding during each period, plus dilutive potential shares of common stock considered outstanding during the period, in accordance with FASB ASC No. 260, “Earnings Per Share.”

The total weighted average number of shares related to the outstanding options and Restricted Share Units (“RSUs”) excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 2,023,899 for the six months ended June 30, 2019. During the six months ended June 30, 2020, the Company was in a loss position and therefore all its securities were antidilutive.

NOTE 10:SHAREHOLDERS' EQUITY

a.Ordinary shares

The ordinary shares of the Company entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company and to receive dividends, if declared.

b.Stock Options and RSUs plans

In 2003, the Company adopted a share option plan (the "Plan"). Under the Plan and September 6, 2010 amendment, options and RSUs may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years. The options expire between six to ten years from the date of grant. In December 2012, the Company extended the term of the Plan for an additional period of ten years.

Upon adoption of the Plan, the Company reserved for issuance 8,639,000 ordinary shares in accordance with the respective terms thereof. Any options or RSUs, which are canceled or forfeited before the expiration date, become available for future grants. On September 3, 2019, the Company`s board of directors decided to reserve an additional amount of 1,060,000 ordinary shares under the Plan. As of June 30, 2020, the Company has 1,703,106 ordinary shares available for future grant under the Plan.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s stock options for the six months ended June 30, 2020:

	Six months ended June 30, 2020
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	7,075,600	$3.64	3.30	$1,366
Granted	316,830	2.13
Exercised	(464,667)	1.19
Forfeited or expired	(736,890)	4.87

Outstanding at end of the period	6,190,873	3.67	3.08	$1,019

Options exercisable at end of the period	4,219,760	$4.14	2.26	$985

Vested and expected to vest	5,807,340	$3.75	2.95	$1,010

The weighted average fair value of options granted during the six months ended June 30, 2020 and 2019 was $0.96 and $1.57, respectively.

The following table summarizes the activities for the Company’s RSUs for the six months ended June 30, 2020:

	Number of RSUs	Aggregate intrinsic value

Unvested at beginning of year	373,623	$785
Granted	4,300
Vested	(12,094)
Forfeited	(13,410)

Unvested at end of period	352,419	758

The weighted average fair value at grant date of RSUs granted for the six months ended June 30, 2020 and 2019 was $1.69 and $3.84 respectively.

As of June 30, 2020, the total unrecognized estimated compensation cost related to non-vested stock options and RSUs granted prior to that date was $1,509, which is expected to be recognized over a weighted average period of approximately one year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:SHAREHOLDERS' EQUITY (Cont.)

The following table sets forth the total share-based compensation expenses included in the interim consolidated statements of operations for the six months ended June 30, 2020 and 2019:

	Six months ended June 30,
	2019	2020

Cost of revenues	31	60
Research and development	201	99
Selling and marketing	382	268
General and administrative	558	440

Total share-based compensation expense	$1,172	$867

NOTE 11:REVENUES

The Company recognizes contract liabilities, or deferred revenues, when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

The following table presents the changes in deferred revenues balance during the six months ended June 30, 2020:

Six months ended June 30, 2020

Balance, beginning of the period	$7,999
New performance obligations	2,399

Reclassification to revenue as a result of satisfying performance obligations	(1,596)

Balance, end of the period	8,802
Less: long-term portion of deferred revenue	6,265
Current portion, end of period	$2,537

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:REVENUES (Cont.)

Remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of June 30, 2020, which are expected to be satisfied and recognized in future periods:

	Remaining 2020	2021	2022 and thereafter
Unsatisfied performance obligations	$1,499	$3,601	$7,342

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet.

NOTE 12:GEOGRAPHIC INFORMATION

The following table presents the total revenues for the six months ended June 30, 2019 and 2020, allocated to the geographic areas in which it was generated. Revenues are attributed to geographic areas based on the location of the end-users.

	Six months ended June 30,
	2019	2020

North America	$25,166	$16,449
Europe	20,997	21,397
Africa	16,741	5,946
Asia-Pacific and Middle East	25,486	23,559
India	17,662	27,620
Latin America	36,112	23,327

	$142,164	$118,298

The following table presents the locations of the Company’s property and equipment as of December 31, 2019 and June 30, 2020:

	December 31, 2019	June 30, 2020

Israel	$29,165	$27,517
Others	5,700	5,654

	$34,865	$33,171